Rec'd 2/21/06

BB 2/25 * AB 2/27

SECURITIES AND EXCHANGE COMMISSION

06003337

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

REGISTRATIONS AND EXAMINATIONS

OMB APPROVAL
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SEC FILE NUMBER
8-66119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Presidio Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Pine Street, Suite 1175

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desi G. Co **(415) 321-1073**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 21 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

3/11/06

BB

PRESIDIO PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Members
Presidio Partners LLC

We have audited the accompanying statement of financial condition of Presidio Partners LLC (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Presidio Partners LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
February 15, 2006

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Presidio Partners LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 357,410
Receivables	6,321,331
Due from member	455,000
Property, net	68,598
Other assets	39,864
Total Assets	$ 7,242,203

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 89,428
Distributions payable	229,424
Total liabilities	318,852
Members' equity	6,923,351
Total Liabilities and Members' Equity	$ 7,242,203

See Accompanying Notes to Statement of Financial Condition

1. Summary of Significant Accounting Policies

Business

Presidio Partners LLC (the "Company") is a Delaware limited liability company formed on April 24, 2003. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker-dealer and is a member of the National Association of Securities Dealers. The Company provides placement agent and consulting services to real estate and real estate-related companies.

As a limited liability company, each member's liability is limited to amounts reflected in the member's account.

Cash

Cash consists of cash on deposit with a commercial bank and in money market accounts. The balances in the deposit and money market accounts may exceed federally insured limits. The Company has not experienced any losses thereon, and believes it is not exposed to any significant credit risk on cash balances.

Receivables

Receivables consist of commissions and consulting fees receivable from clients and reimbursements for out-of-pocket expenses receivable from clients. Receivables for commissions and consulting fees are generally payable over a period of two or three years and generally carry an interest rate based on LIBOR. The Company believes that all receivables are collectible.

Property

Property consists of furniture, office equipment and leasehold improvements stated at cost and is depreciated using the straight-line method over seven years for furniture, five years for equipment, and the four-year lease term for leasehold improvements.

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its individual members for inclusion in each member's individual income tax returns.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Property

Net property includes the following:

Furniture	$ 58,992
Office equipment	48,060
Leasehold improvements	4,108
	111,160
Accumulated depreciation	(42,562)
Property, net	$ 68,598

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $38,558, which was $17,301 in excess of its required net capital of $21,257. The Company's aggregate indebtedness to net capital ratio was 8.27 to 1.

4. Commitments

The Company rents its San Francisco office premises under a lease arrangement that expires in 2007. Future minimum lease payments under the San Francisco office lease are as follows:

Year Ending December 31	
2006	$ 70,900
2007	29,900
Total	$ 100,800

5. Related Party Transactions

During 2005, the Company provided services to an affiliate of one of its members. As of December 31, 2005, the Company had a receivable of approximately $1,170,700 from such affiliate.

Due from member represents a temporary cash advance to a member. The 2005 cash advance was subsequently adjusted against distributions payable to such member in January 2006.

6. Subsequent Events

During January 2006, the Company declared distributions to members of approximately $1,829,000.